ROI Acquisition Corp.
9 West 57th Street
New York, New York 10019
Tel: (212) 825-0400

November 25, 2011

Via E-mail
Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4631

Re:	ROI Acquisition Corp.
Registration Statement on Form S-1
Filed October 14, 2011
File No. 333-177340

Dear Mr. Spirgel:

On behalf of ROI Acquisition Corp. (“we” or the “Company”), we respond as follows to the Staff’s comment letter dated November 10, 2011 relating to the above-captioned registration statement on Form S-1 (the “Registration Statement”).  Captions and page references herein correspond to those set forth in the Registration Statement as amended by Amendment No. 1 thereto, unless otherwise specified.  Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

General

1.	Please file all exhibits as soon as possible. We must review these documents before the registration statement is declared effective, and we may have additional comments.

We have filed all remaining exhibits with Amendment No. 1 to the Registration Statement.

2.
Please furnish a statement as to whether or not the amount of compensation to be allowed or paid to the underwriters has been cleared with FINRA.  Prior to the effectiveness of this registration statement, please provide us with a copy of the letter informing you that FINRA has no objections.

We will confirm FINRA clearance and provide the Staff with a copy of the letter informing us that FINRA has no objections prior to the effectiveness of the Registration Statement.

3.
We note references throughout your prospectus to your amended and restated certificate of incorporation.  Please file this as an exhibit to the registration statement as soon as possible so we can review the document.

We have filed our amended and restated certificate of incorporation as an exhibit to the Registration Statement.

Preliminary Prospectus, page 3

4.
Please explain how you selected $12.00 as the exercise price for the public warrants.  We note your risk factor disclosure on page 41 that the exercise price of the warrants is higher than typically seen in similar blank check companies.

The exercise price was selected to be consistent with that found in the current generation of offerings by special purpose acquisition companies. As a result, we have deleted the risk factor referred to in the Staff’s comment.

Summary, page 4

5.
We note discussion on page seven and throughout your prospectus discussing your officers’ and directors’ written agreement to present certain business combination opportunities to you under right of first review.  Please file a copy of this agreement as an exhibit to the registration statement.

We have filed the form of Letter Agreement among the Company, its officers and directors, and ROIC Acquisition Holdings LP with Amendment No. 1 to the Registration Statement.

6.
We note disclosure on page seven that your officers and directors have agreed to not participate in the formation of, or become an officer or director of, any other blank check company until you have entered into a definitive agreement regarding an initial business combination or have failed to complete an initial business combination within 24 months after this offering.  Please advise whether this agreement is in writing and if so, please file the agreement as an exhibit to the registration statement.

This agreement is included in the Letter Agreement to be entered into by the Company, its officers and directors, and ROIC Acquisition Holdings LP. We have filed the form of the Letter Agreement with Amendment No. 1 to the Registration Statement.

7.
Further, please also clarify here and in your discussion of management section whether any of your officers or directors has been involved with any blank check companies or special purpose acquisition corporations in the past, regardless of the business plan.

We have clarified here and in the section entitled “Management” that none of our officers or directors has been involved with any blank check companies or special purpose acquisition corporations in the past.

The Offering, page 8

Open market or private placement purchases of securities by our sponsor, page 16

8.
Please disclose the intended purpose of the purchases potentially to be made by your sponsor in accordance with Rule 10b5-1 under the Exchange Act.  If the purpose of the potential purchases is to ensure likelihood of obtaining stockholder approval of a business combination, please clearly indicate this in your prospectus.  We note your disclosure that your sponsor has agreed to vote any shares of common stock purchased in the open market in favor of your initial business combination.

We have disclosed that the intended purpose of the purchases potentially to be made by our sponsor in accordance with Rule 10b5-1 under the Exchange Act is to increase the likelihood of obtaining stockholder approval of the Business Combination.  However, while the sponsor might make such purchases in order to increase the likelihood of obtaining stockholder approval of the Business Combination, the sponsor is under no obligation to make these purchases.

Risk Factors, page 25

We may not be able to consummate our initial Business Combination within 24 months..., page 26

9.	Please include a risk factor stating that you do not intend to pay dividends, and thus any gains on investment will come from the appreciation of your stock or warrants.

We have included a new risk factor entitled “We do not intend to pay dividends for the foreseeable future” in response to the Staff’s comment.

10.
Please include appropriate risk factor disclosure noting your intention not to comply with the Delaware General Corporation Law Section 280 procedures and the consequent potential stockholder liability extending beyond three years.  We note your disclosure on page 75.

We have revised the risk factor entitled “Our stockholders may be held liable for claims by third parties against us to the extent of distributions received by them” in response to the Staff’s comment.

11.	If possible, provide a “worst case scenario” on how long the process for a complete disbursement of the trust account could take.

We believe that in the “worst case scenario,” the process for a complete disbursement of the trust account could be delayed until all claims brought by creditors that do not execute a waiver are settled or, in the event of a bankruptcy, until the bankruptcy court determines that the funds in the trust account may be disbursed.  These scenarios have been discussed in detail in the risk factors entitled “If third parties bring claims against us, the proceeds held in the trust account could be reduced and the per-share redemption amount received by stockholders may be less than $10.00 per share” and “Our stockholders may be held liable for claims by third parties against us to the extent of distributions received by them.”  We believe that it is not possible to accurately predict the exact timeframe involved in such processes, as the duration of such processes varies from case to case, and that our attempt to predict how long a complete disbursement of the trust account under a “worst case scenario” would take is not useful to investors.

If we purchase shares using trust fund proceeds..., page 28

12.
Revise the heading to this risk factor so that it is consistent with your actual risk factor disclosure to specifically note that you will not be complying with the safe harbor provisions provided by Rule 10b-18 of the Exchange Act.

We have revised the heading to this risk factor so that it is consistent with our actual risk factor disclosure to specifically note that we will not be complying with the safe harbor provisions provided by Rule 10b-18 of the Exchange Act.

If third parties bring claims against us..., page 31

13.
Please disclose whether you intend on informing shareholders on a periodic basis as to whether you are successful in obtaining waivers for possible claims involving the trust account from any vendor or other entities you engage after this offering involving a material amount of money.

We have disclosed that we do not intend to inform shareholders on a periodic basis as to whether we are successful in obtaining waivers for possible claims involving the trust account.

We may issue additional common or preferred stock to complete our initial Business Combination..., page 36

14.
Please revise to include the number of authorized but unissued shares of your common and preferred stock that will be available for issuance immediately after this offering and the purchase of the private placement warrants.  Please assume both no, and full, exercise of the underwriter’s over-allotment option.

We have revised the Registration Statement to include the number of authorized but unissued shares of our common and preferred stock that will be available for issuance immediately after this offering and the purchase of the private placement warrants.

Dilution, page 55

15.	Please disclose the dilution to new investors if the underwriter exercises the over-allotment option in full.

We have disclosed the dilution to new investors if the underwriter exercises the over-allotment option in full.

Sources of target businesses, page 66

16.
We note your statement on page 66 that generally investment banking opinion letters are rendered to a company’s board of directors and investment banking firms may take the view that stockholders may not rely on the opinion.  Please confirm your understanding that regardless of whether an investment banking firm takes such a position, the company is not permitted to reference such an opinion in its filings and prohibit shareholder reliance.

We hereby confirm our understanding that regardless of whether an investment banking firm takes such a position, we are not permitted to reference such an opinion in our filings and prohibit shareholder reliance.

On behalf of the Company, we hereby acknowledge that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, /s/ Thomas J. Baldwin Thomas J. Baldwin Chairman and Chief Executive Officer

cc:	Christopher S. Auguste, Esq.
Ari Edelman, Esq.
Kramer Levin Naftalis & Frankel LLP